SAFETY QUICK LIGHTING & FANS CORP.

4400 North Point Parkway, Suite 154

Alpharetta, GA 30022

Tel: (770) 754-4711

Via Edgar

July 8, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Emily Drazen, Esq.
Larry Spirgel, Assistant Director

Re:	Safety Quick Lighting & Fans Corp.
Preliminary Information Statement Filed on Schedule 14C
Filed July 1, 2016
File No. 000-55416

Ladies and Gentlemen:

On behalf of Safety Quick Lighting & Fans Corp. (the “Company”), we are writing to respond to the comments raised in the letter, dated July 6, 2016, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Information Statement on Form 14C filed with the Commission on July 1, 2016 (the “Schedule 14C”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Schedule 14C, as appropriate, filed an amended copy of the Schedule 14C with the Commission, and sent you a marked copy of the Schedule 14C to highlight the changes. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Information Statement.

General

Comment 1:	We note your disclosure that the majority shareholders provided approval by written consent for these actions. However, according to your beneficial ownership table no party owns more than 50 percent of the outstanding shares. Please specify who provided written consent for these actions and describe the events that led to your receipt of the written consents. Additionally, provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Response:	In response to the Commission’s comment, the Company obtained the written consent of three shareholders of the Company whose ownership represents approximately 56.82% of the issued and outstanding shares of common stock as of June 29, 2016. The three consenting shareholders were Dov Shiff (22.93%), KRNB Holdings LLC (17.19%) and Motek 7 SQL LLC (16.69%) (collectively, the “Consenting Shareholders”). The percentage beneficial ownership reported in the Company’s beneficial ownership table for all but Mr. Shiff match the percentages above; the difference is explained by the 4,290,000 shares of common stock beneficially owned by Mr. Shiff and issuable to Mr. Shiff upon conversion or exercise of a note and warrant, as the case may be, as further described in footnote 5 to the beneficial ownership table.

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The Company does not believe that the communications between the Consenting Shareholders involved a solicitation within the meaning of Rule 14a-1(l)(1) of the Exchange Act. Rather, the Company believes that these communications fall within the purview of communications that do not constitute solicitation under Rule 14a-l (l)(2)(i), which excludes from the definition of a “solicitation” the “furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder”, and/or Rule 14a-l (l)(2)(iv), which excludes “a communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under section 240.14a–2) stating how the security holder intends to vote and the reasons therefor, provided that the communication… (C) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder made pursuant to 14a-1(l)(2)(iv)”.

The Consenting Shareholders are founding members of the Company, and two are currently members of the Company’s Board of Directors (Mr. Shiff and Mr. Kohen, Manager of KRNB Holdings LLC). The Consenting Shareholders informally discussed their desire to effectuate the actions outlined in the Schedule 14C. Following informal discussions among founding shareholders and officers of the Company, the Company’s Board of Directors proceeded with resolutions concerning the actions outlined in the Schedule 14C, which was followed by the Consenting Shareholders written consent. The communications between the Consenting Shareholders entailed collaborative discussions between a small group of active shareholders who are all long-term founding members of and significant investors in the Company, for the purpose of exploring steps that would be in the best interests of the Company and all of its shareholders. Furthermore, no commission or remuneration was paid in obtaining the consents from the Consenting Shareholders.

As such, it is the Company’s position that the process of obtaining consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l). The Company therefore believes that the use of an Information Statement on Schedule 14C is the appropriate form for communication of the corporate actions to the Company’s shareholders.

Action Four

Comment 2:	Please expand your disclosure to discuss the purpose for the proposed name change. Please advise if the name change is in connection to a change in business or control.

Response:	In response to the Commission’s comment, the Company has revised the Schedule 14C to discuss the purpose of the proposed name change and to clarify that the name change is not in connection with a change in business or control of the Company. Please see page 20 of the Schedule 14C.

Action Five

Comment 3:	Please expand your disclosure to discuss the purpose for the designation of a class of convertible preferred stock. Additionally, discuss any current plans for these shares once designated, any potential dilution upon conversion and the terms of the designation in the body of the disclosure.

Response:	In response to the Commission’s comment, the Company has revised the Schedule 14C to expand the Company’s disclosure concerning the purpose of the designation of a class of convertible preferred stock, the intended plans, the potential impact on dilution upon conversion, and the general terms of the designation. Please see page 21 of the Schedule 14C.

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Also, the Company has revised the Certificate of Designation attached as Appendix B to the Schedule 14C, removing the automatic conversion provision in Section 5(b) and adding a put option provision in Section 10(c), in order to reflect a change to the rights of the Preferred Stock. The written consents by the Board of Directors and the Consenting Shareholders both approve the Certificate of Designation in substantially the form reviewed, and authorize the officers and directors to take such actions and deliver such documents as reasonably deemed necessary to effectuate the resolutions, which includes revising the terms of the Preferred Stock.

In connection with the above responses, the Company hereby acknowledges the following:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter. If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

SAFETY QUICK LIGHTING & FANS CORP.

/s/ John P. Campi

Name: John P. Campi

Title: Chief Executive Officer

cc:	Rani Kohen, Chairman, Safety Quick Lighting & Fans Corp.
Peter J. Gennuso, Esq.

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